------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number          3235-0104
                                                  Expires:   September 30, 1998
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

     Apollo Investment Fund IV, L.P.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     c/o Apollo Advisors IV, L.P.
     Two Manhattanville Road
--------------------------------------------------------------------------------
                                    (Street)

     Purchase                        New York               10577
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     3/11/99
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.   Issuer Name AND Ticker or Trading Symbol

     Berlitz International Inc.
     Ticker Symbol:  BTZ
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*   If the Form is filed by more than one reporting person, see Instruction
    5(b)(v).

                                                                          (Over)
                                                                 SEC 1473 (7-96)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

5% Convertible           (a)        3/11/2011       Common Stock,          3,025,718     $33.05(a)         (b)            (c)
Exchangeable                                        par value $0.1
Subordinated                                        per share
Debentures due
2011, Series A
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

     See page 3 attached hereto


     (See pages 4 and 5 attached hereto)                       March 18, 1999
By:--------------------------------------                  ---------------------
     **Signatures of Reporting Persons                              Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                          Page 2
                                                                 SEC 1473 (7-96)

                                     Form 3
                               Continuation Sheet

Designated Filer:        Apollo Investment Fund IV, L.P.
Item 2:                  3/11/99
Item 4:                  Berlitz International, Inc.; BTZ


Instruction 5(b)(v): Name and address of other Reporting Persons:

         This Statement is filed by Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIFIV"), Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV"), and Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors IV"). AIFIV, Overseas IV and Advisors IV are referred to collectively as the "Reporting Persons." The principal business address of each Reporting Person is c/o Apollo Advisors IV, L.P., two Manhattanville Road, Purchase, New York 10577.

Explanation of Responses (continued from page 2):

(a) The 5% Convertible Exchangeable Subordinated Debentures due 2011, Series A (the "Series A Debentures") are convertible at any time at the option of the holder, in part or in whole, into shares of the Issuer's common stock, par value $.01 per share (the "Common Stock"), at a conversion price of $33.05 per share, subject to anti-dilution related adjustments.

(b) $94,910,000 million aggregate principal amount of Series A Debentures, convertible into 2,871,709 shares of Common Stock, are held directly by AIFIV and indirectly by Advisors IV. $5,090,000 million aggregate principal amount of Series A Debentures, convertible into 154,009 shares of Common Stock, are held directly by Overseas IV, L.P. and indirectly by Advisors IV.

(c) Advisors IV is the general partner of AIFIV and the managing general partner of Overseas IV. Apollo Capital Management IV, Inc. ("Capital Management IV") is the general partner of Advisors IV. Leon D. Black and John J. Hannan are the directors and principal executive officers of Capital Management IV. The Reporting Persons and Messrs. Black and Hannan and their respective affiliates disclaim beneficial ownership of all shares of the Issuer in excess of their respective pecuniary interests, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, any such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

                                     Form 3
                               Continuation Sheet

Designated Filer:        Apollo Investment Fund IV, L.P.
Item 2:                  3/11/99
Item 4:                  Berlitz International, Inc.; BTZ

Signatures:

March 18, 1999                    APOLLO INVESTMENT FUND IV, L.P.

                                  By: Apollo Advisors IV, L.P.,
                                       its General Partner

                                      By: Apollo Capital Management IV, Inc.,
                                           its General Partner

                                          By:   /s/ Michael D. Weiner
                                             -----------------------------------
                                             Name:  Michael D. Weiner
                                             Title: Vice President,
                                             Apollo Capital Management IV, Inc.


                                  APOLLO OVERSEAS PARTNERS IV, L.P.

                                  By: Apollo Advisors IV, L.P.,
                                       its Managing General Partner

                                      By: Apollo Capital Management IV, Inc.,
                                           its General Partner


                                          By:   /s/ Michael D. Weiner
                                             -----------------------------------
                                             Name:  Michael D. Weiner
                                             Title: Vice President,
                                             Apollo Capital Management IV, Inc.

                                     Form 3
                               Continuation Sheet

Designated Filer:        Apollo Investment Fund IV, L.P.
Item 2:                  3/11/99
Item 4:                  Berlitz International, Inc.; BTZ


                                  APOLLO ADVISORS IV, L.P.

                                  By: Apollo Capital Management IV, Inc.,
                                       its General Partner

                                      By:   /s/ Michael D. Weiner
                                         ---------------------------------------
                                         Name:   Michael D. Weiner
                                         Title:  Vice President,
                                         Apollo Capital Management IV, Inc.